June 19, 2017

Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Autoliv, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 23, 2017

File No. 001-12933

Dear Ms. Raminpour:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated May 30, 2017 (the “Comment Letter”), to the above referenced filing of Autoliv, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following.

Form 10-K for the quarter ended December 31, 2016

General

1.	In Exhibit 13 to your Form 10-K, you list the automakers to which you sold products in 2016. We are aware of publicly available information indicating that some of those automakers sell vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, customers or other direct or indirect arrangements. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

RESPONSE:

The Company and its subsidiaries and joint ventures do not have, and do not anticipate having, any contacts with Sudan or Syria and do not directly provide any products, technology or services into Sudan or Syria. Additionally, the Company and its subsidiaries and joint ventures do not have, and do not anticipate having, any agreements, arrangements or contacts with the governments of Sudan and Syria or entities under the control of such governments. The Company does not have any subsidiaries, facilities, employees, joint venture interests, investments or other assets in Sudan and Syria.

United States Securities and Exchange Commission

The Company sells its products directly to original equipment manufacturers (“OEMs”) for incorporation into new motor vehicles. It does not directly sell its products to any Sudanese or Syrian vehicle manufacturers. Many OEMs are foreign companies that manufacture vehicles outside the United States and the Company has foreign subsidiaries that sell its products to such OEMs. The Company has no reason to believe its products sold to OEMs for use in their foreign manufacturing activities are incorporated in finished vehicles that are sold into Sudan or Syria in violation of any laws. The Company has no control over where such OEMs may deliver such vehicles. The Company also has in place corporate policies and procedures to ensure its own compliance with U.S. export and sanctions regulations.

Form 10-K for the quarter ended December 31, 2016

General

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

RESPONSE:

No disclosure was deemed necessary in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) because, as described in Response 1 above, the Company has and had no contacts with Syria or Sudan. If any sales occurred in any of 2014, 2015 or 2016 by OEMs into Syria and Sudan of foreign manufactured motor vehicles incorporating Company products manufactured by its foreign subsidiaries, such sales would have been immaterial.

The Company does not believe any sales by OEMs into Sudan and Syria of foreign manufactured vehicles incorporating the Company’s products would constitute a material investment risk for the Company’s stockholders. The Company has in place the policies and controls described in Response 1 above to ensure its own compliance with U.S. export and sanctions regulations.

The Company has not received any inquiries from investors or analysts regarding whether the Company has contacts with Sudan or Syria. The Company has also not received any indication from investors that the Company is in a category of companies where investors are considering divestment initiatives related to investments in companies that do business with U.S.-designated state sponsors of terrorism. Moreover, we believe that the Company’s lack of contact with Sudan and Syria and the de minimis amount,

United States Securities and Exchange Commission

if any, of Company products made by foreign subsidiaries that are incorporated into foreign-made vehicles delivered into those countries by OEMs is unlikely to harm investor sentiment regarding the Company’s securities.

Form 10-K for the quarter ended December 31, 2016

General

3.	On page 4, you state that you manufacture night vision systems. Night vision devices and technology are included in the U.S. Department of Commerce’s Commerce Control List. Please tell us whether, to the best of your knowledge, understanding and belief, any of the products or technology you have provided or intend to provide, directly or indirectly, into Sudan and Syria are controlled items included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which are you aware.

RESPONSE:

The Company manufactures certain camera systems which incorporate focal plane arrays to allow for enhanced vision and imaging in darkness, and are specially designed for installation into civilian passenger land vehicles. The cameras are not designed for military use and the Company is unaware of any such use. The cameras are configured solely to assist a driver in the safe operation of a vehicle; they are only operable when installed in certain civilian passenger land vehicles, and they incorporate an active mechanism that forces the cameras not to function when removed from the vehicle for which they are intended. Based on these and other characteristics, the cameras are classifiable in ECCN 6A993 on the Commerce Control List (“CCL”).

The Company sells its products to OEMs for incorporation into civilian passenger land vehicles. The Company has no reason to believe that the camera systems described above are being incorporated into vehicles that are sold to Sudan or Syria. The Company utilizes provisions in its contracts with customers for these types of camera systems to ensure compliance with U.S. export and sanctions regulations. In the case of the cameras classifiable in ECCN 6A993, the Company notifies all customers of the export classification to facilitate compliance with U.S. export regulations. The Company also has in place corporate policies and procedures to ensure its own compliance with U.S. export and sanctions regulations. Additionally, with respect to the Company’s cameras classifiable in ECCN 6A993, the Company follows specific policies and procedures to help ensure that the products are not used other than for their intended purpose in civilian passenger land vehicles.

United States Securities and Exchange Commission

Exhibit 13

Management’s Discussion and Analysis

Year Ended December 31, 2016 Versus 2015

4.	We note from your disclosure in Note 19 to the financial statements, that you have identified two operating segments, Passive Safety and Electronics. We further note that although your MD&A discussion in your Quarterly Reports on Form 10-Q includes a discussion of your operating results by segment, your MD&A section in your Form 10-K does not. In this regard, please revise your MD&A in your Form 10-K to discuss and analyze your results of operations for each of these operating segments.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that, although not included in the MD&A, the Company does not believe that this resulted in material information not being available to stockholders because it otherwise provided to its stockholders the disclosure related to segments referenced in the Staff’s comment. The Company included a discussion related to the two operating segments in other parts of the Company’s Annual Report to Stockholders for the fiscal year ended December 31, 2016 (the “Annual Report”) filed as Exhibit 13 to the Form 10-K. The Company included information regarding net sales and operating margin of its Passive Safety Segment on page 8 of the Annual Report and of its Electronics Segment on page 9 of the Annual Report. The Company will include such disclosure in the MD&A in its future filings on Form 10-K. For ease of reference, the information regarding operating segments from the Annual Report is included below:

Passive Safety (page 8)

Consolidated segment sales grew by close to 4% to $7,919 million compared to $7,621 million in the full year 2015. Excluding negative currency translation effects of more than $161 million, the organic sales growth was 6%. The organic sales growth was mainly due to higher sales in Europe, China, Japan, North America and India.

The improvement in operating margin is primarily because costs relating to antitrust matters and capacity alignments (particularly European) were higher in 2015 than in 2016.

Sales of airbag products (including steering wheels) were favorably impacted by higher sales of inflatable curtains in Japan and Europe, and steering wheels, especially in Europe.

Sales of seatbelt products were particularly strong in Europe and China. The global trend towards more advanced and higher value-added seatbelt systems continued globally.

Electronics (page 9)

Consolidated sales increased by close to 40% compared to the full year 2015. Excluding acquisition effects from ANBS and MACOM of $426 million and negative currency translation effects of more than $11 million, the organic sales growth was more than 13%.

The lower operating margin was mainly a result of costs related to the formation of ANBS and higher costs for R,D&E, net, partially offset by higher organic sales.

United States Securities and Exchange Commission

Growth in organic sales for passive safety electronics products (mainly airbag control modules and remote sensing units) was due to growth across most regions, particularly in China.

The strong increase in sales of active safety products (automotive radars, night vision systems, cameras with driver assist systems and positioning systems) resulted from growth particularly for radar products in North America and camera and radar products in Europe.

Sales of brake control systems were in line with our expectations from the start of operations of ANBS in the beginning of the second quarter of 2016.

Additionally, in its earnings release for the fourth quarter and full year 2016, furnished as an exhibit to the Company’s Form 8-K furnished to the Commission on February 2, 2017 (the “Earnings Release”), the Company included quarterly and yearly information related to sales, income and headcount per segment in the “Segment Information” section on pages 6 and 10 in the Earnings Release. For ease of reference, the information from the Earnings Release is included below:

Quarterly Information (page 6)

Passive Safety

(Dollars in millions)	Q4 2016	Q4 2015	Change		Organic change*
Segment sales	$2,035.3	$2,068.3	(1.6)%		0.7%
Segment operating income	$228.5	$264.5	(13.6)%
Segment operating margin	11.2%	12.8%	(1.6	)pp

Consolidated segment sales decreased by 1.6% to $2,035 million compared to $2,068 million in the same quarter of 2015. Excluding negative currency translation effects of $47 million, the organic sales growth* was almost 1%. Strong organic growth in China was offset by a decline in North America in the quarter. The operating margin decline was primarily a result of higher investments in R,D&E, net, as well as other costs to support future growth.

Electronics

(Dollars in millions)	Q4 2016	Q4 2015	Change		Organic change*
Segment sales	$584.1	$463.2	26.1%		3.4%
Segment operating income	$29.8	$32.3	(7.7)%
Segment operating margin	5.1%	7.0%	(1.9	)pp

Consolidated segment sales were significantly higher compared to the same quarter of 2015, primarily due to the inclusion of Autoliv-Nissin Brake Systems (ANBS). The organic sales growth* was more than 3%, driven by strong organic sales growth in Passive Safety Electronics coming primarily from China and South Korea. The lower operating margin was mainly a result of higher costs to support future growth as well as costs relating to the formation of ANBS.

United States Securities and Exchange Commission

Yearly Information (page 10)

Passive Safety

(Dollars in millions)	Full Year 2016	Full Year 2015	Change		Organic change*
Segment sales	$7,918.8	$7,621.2	3.9%		6.0%
Segment operating income	$817.7	$669.2	22.2%
Segment operating margin	10.3%	8.8%	1.5	pp

Consolidated segment sales grew by close to 4% to $7,919 million compared to $7,621 million in the full year 2015. Excluding negative currency translation effects of more than $161 million, the organic sales growth* was 6%. The organic sales growth was mainly due to higher sales in Europe, China, Japan, North America and India. The improvement in operating margin is primarily because costs relating to antitrust matters (including settlements) and capacity alignments (particularly the European capacity alignment program) were higher in 2015 than in 2016.

Electronics

(Dollars in millions)	Full Year 2016	Full Year 2015	Change		Organic change*
Segment sales	$2,215.6	$1,588.7	39.5%		13.3%
Segment operating income	$61.5	$64.5	(4.7)%
Segment operating margin	2.8%	4.1%	(1.3	)pp

Consolidated sales increased by close to 40% compared to the full year 2015. Excluding acquisition effects from ANBS and MACOM of $426 million and negative currency translation effects of more than $11 million, the organic sales growth* was more than 13%. The lower operating margin was mainly a result of costs relating to the formation of ANBS and higher costs for R, D&E, net, partially offset by higher organic sales.

The Company has revised its approach with respect to its presentation of its operating results by segment in its most recent Form 10-Q for the first quarter of 2017, filed with the Commission on April 28, 2017. In future filings on Form 10-K, the Company will include in its MD&A discussion, with respect to its operating segments for the year, disclosure similar to the disclosures provided in its Form 10-Q for the first quarter of 2017.

Exhibit 13

Management’s Discussion and Analysis

Year Ended December 31, 2016 Versus 2015

5.	Please revise to discuss the reasons for all significant changes in your income statement line items. For example, the amortization of intangibles and other expense line items had significant changes in amounts between 2015 and 2016, however you do not specifically discuss these changes in your MD&A results of operations section. Please revise accordingly. Your disclosure in your Form 10-Q should be similarly revised.

RESPONSE:

The Company has historically not discussed these lines items individually in its MD&A, and has instead discussed the operating income subtotal. However, in light of the Staff’s comment and upon further consideration, the Company will specifically discuss each income statement line item in its MD&A in the future.

United States Securities and Exchange Commission

We do not believe that amendment of the Form 10-K is necessary, however, as material information about fluctuations in income statement line items is included in the filing. For example, the increase in amortization of intangibles in 2016 was primarily driven by the Company’s business combinations and acquisitions, which are discussed in the MD&A and Note 2 to the Company’s Consolidated Financial Statements included in the Annual Report. Note 2, in particular, notes acquisitions in 2015 and 2016 that resulted in allocations of $44.7 and $129.0 million to intangible assets with useful lives ranging from 7 to 10 years. It is the amortization of these intangibles, discussed in Note 9 to the Company’s Consolidated Financial Statements (which is referenced in the income statement), that results in the higher amortization expense in 2016.

Additionally, the reasons behind the increase in the Research, development and engineering expenses, net, line item on the income statement are discussed on page 40 of the Annual Report under the headings “Strengthening Development Capabilities for Active Safety and Autonomous Driving” and “Growing Passive Safety.” For ease of reference, the information from the Annual Report is included below:

Strengthening Development Capabilities for Active Safety and Autonomous Driving

To capitalize on the strong growth both in active safety and passive safety, during 2014 we decided to gradually increase the amount of R,D&E expenditure, net. Since 2014 R,D&E expenditures, net has increased from $536 million to $651 million, or from 5.8% to 6.5% of sales.

Growing Active Safety

The lead time from order to start of production is typically 18-36 months. During this period the products are engineered into the vehicle to provide adequate protection for occupants in case of a crash and to meet legal requirements, as well as other requirements from the vehicle manufacture. The result is that we launched 70% more new application engineering projects in 2016 compared to 2015, and more than twice as many as in 2014. This investment in new products is a major explanation of the increase in RD&E expenses, net, during 2015 and 2016.

Finally, the decrease in the Other expense, net line item from 2015 to 2016 is due to non-recurring expenses in 2015 related to antitrust matters and restructuring. The effects of these expenses on operating margin in 2015 compared to 2016 is noted in the Annual Report on page 44. The Company references the antitrust related matters on page 43 of the Annual Report. The Consolidated Statements of Net Income on page 58 of the Annual Report reference Notes 10 and 16 to the Company’s Consolidated Financial Statements with respect to the Other expense, net line item. In Note 16, the Company discloses expenses related to antitrust matters, including $77 million for settlements to resolve claims of US direct purchasers and Note 10 on page 73 of the Annual Report shows the decrease in restructuring liabilities from December 31, 2015 to December 31, 2016, as excerpted below.

Note 10. Restructuring and Other Liabilities (page 73)

	December 31 2015	Provision/ Charge	Provision/ Reversal	Cash payments	Translation difference	December 31 2016

Restructuring employee-related	$87.7	$26.2	$(2.8)	$(73.0)	$(1.0)	$37.1
Other	0.2	0.5	(0.0)	(0.0)	(0.3)	0.4

Total reserve	$87.9	$26.7	$(2.8)	$(73.0)	$(1.3)	$37.5

United States Securities and Exchange Commission

The Company respectfully submits that it provided in its MD&A the relevant information referenced by the Staff in its comment, but acknowledges the Staff’s comment and in future filings will clarify and describe such significant changes to the line items in its income statement in the MD&A results of operations sections.

Note 10. Restructuring and Other Liabilities

6.	We note that in the past few years you have incurred restructuring provisions mainly related to headcount reductions and plant consolidations. Please revise your note to include the disclosures required by ASC 420-10-50, including the expected completion date, the total amount expected to be incurred in connection with the activity, and the cumulative amount incurred to date.

RESPONSE:

The Company supplementally provides the Staff with the following additional information regarding its significant restructuring programs, including the expected completion date, the total amount expected to be incurred in connection with the activity, and the cumulative amount incurred to date. The Company anticipates that its restructuring initiatives in Western Europe for a number of plants, none of which are individually material in 2016, will continue through dates ranging from 2017 through 2021. The total amount of costs expected to be incurred in connection with these restructuring activities ranges from $9.7 million to $26.2 million for each individual activity. In the aggregate, the cost for such restructuring initiatives is approximately $82.2 million and the remaining liability is approximately $27.9 million. The aggregate amounts for these initiatives were included in Note 10 to the Company’s Consolidated Financial Statements included in the Annual Report.

The Company respectively submits that the information referenced above that was not included in the Annual Report was not material, however, the Company will provide each of the disclosure items under ASC 420-10-50 in its Quarterly Report on Form 10-Q for the second quarter of 2017 and in future filings as necessary.

Note 22. Quarterly Financial Data (Unaudited)

7.	During the year ended December 31, 2015, the quarterly data shows significant fluctuations in operating results between the quarters. Specifically, there are large variations in net income for all quarters. Please revise to add a discussion of any unusual or infrequently occurring items during each quarter, which may have contributed to the significant fluctuations in operating results. Refer to Item 302(a)(3) of Regulation S-K.

RESPONSE:

The Company advises the Staff that the fluctuations in operating results between the quarterly data for the year ended December 31, 2015 were primarily due to (i) charges of approximately $77 million related to antitrust matters in the first quarter of 2015 (including the settlements of antitrust class actions) and (ii) restructuring charges of approximately $36 million and $41 million related to moving production to lower cost countries in the first quarter and the third quarter of 2015, respectively.

The data outlined above is described elsewhere in the Form 10-K and the Annual Report. For example, the restructuring charges are described in “Operational Initiatives” and “Need for Efficiencies” on page 40 and “Personnel” on page 47 in the

United States Securities and Exchange Commission

MD&A of the Annual Report. In addition, Note 10 to the Company’s Consolidated Financial Statements included in the Annual Report shows employee-related restructuring provisions in each of 2014, 2015 and 2016. A discussion of the antitrust matters is provided in Item 3, Legal Proceedings on page 34 of the Form 10-K and Note 16 to the Company’s Consolidated Financial Statements included in the Annual Report.

In future filings, the Company will highlight the effects on results of unusual or infrequently occurring items in Note 22 to the Company’s Consolidated Financial Statements, or such other similar note as appropriate.

If you have any questions please do not hesitate to contact me.

Sincerely,

/s/ Mats Backman

Mats Backman
Chief Financial Officer

Cc:	Lars Sjöbring, Group Vice President for Legal Affairs, General Counsel and Secretary, Autoliv, Inc.

Dennis O. Garris, Alston & Bird LLP